

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2016

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
Höegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM12
Bermuda

Re: Höegh LNG Partners LP
Registration Statement on Form F-3
Filed September 26, 2016
File No. 333-213781

Dear Mr. Tyrrell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you have outstanding comments related to your Form 20-F for the fiscal year ended December 31, 2015. Please note that all comments on your Form 20-F will need to be fully resolved and this Form F-3 will need to be revised as applicable before we act on a request for acceleration of the effectiveness of this Form F-3.

<u>Exhibit 5.1</u>

2. Please have counsel revise its opinion to opine upon the legality of the options, warrants and rights.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Catherine S. Gallagher
Vinson & Elkins LLP